SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)1

Canadian Solar Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

136635109

(CUSIP Number)

IRSHAD KARIM

LION POINT CAPITAL, LP

250 W 55th Street, 33rd Floor

New York, New York 10019

212-356-6200

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

______________________

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSON

Lion Point Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,453,724
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,453,724
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,453,724[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

PN

_______________________

1 Includes (1) 272,707 Shares underlying certain convertible senior notes due 2025 (the “Notes”) and (2) 1,300,000 Shares underlying certain call options.

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,453,724
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,453,724
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,453,724[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

_______________________

1 Includes (1) 272,707 Shares underlying the Notes and (2) 1,300,000 Shares underlying certain call options.

1	NAME OF REPORTING PERSON

Didric Cederholm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,453,724
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,453,724
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,453,724[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

IN

_______________________

1 Includes (1) 272,707 Shares underlying the Notes and (2) 1,300,000 Shares underlying certain call options.

1	NAME OF REPORTING PERSON

Jim Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,453,724
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,453,724
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,453,724[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

IN

_______________________

1 Includes (1) 272,707 Shares underlying the Notes and (2) 1,300,000 Shares underlying certain call options.

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 881,017 Shares purchased by the Fund is approximately $13,765,079, including brokerage commissions. The aggregate purchase price of the Notes convertible into 272,707 Shares owned directly by the Fund is approximately $10,000,000, including brokerage commissions. The aggregate purchase price of the call options exercisable into 1,300,000 Shares owned directly by the Fund is approximately $4,901,000, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 59,371,684 Shares outstanding as of December 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 28, 2020 and (ii) 272,707 Shares underlying the Notes.

A.	Lion Point Capital

(a)	As of the close of business on November 27, 2020, Lion Point Capital, as the investment manager of the Fund, may be deemed the beneficial owner of the 2,453,724 Shares beneficially owned by the Fund, which includes (i) 272,707 Shares underlying the Notes and (ii) 1,300,000 Shares underlying certain call options.

Percentage: 4.1%

(b)	1. Sole power to vote or direct vote: 2,453,724
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,453,724
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of the Fund since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Lion Point Holdings GP

(a)	Lion Point Holdings GP, as the general partner of Lion Point Capital, may be deemed the beneficial owner of the 2,453,724 Shares beneficially owned by the Fund.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 2,453,724
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,453,724
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Holdings GP has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of the Fund since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Messrs. Cederholm and Freeman

(a)	Each of Messrs. Cederholm and Freeman, as a Manager of Lion Point Holdings GP, may be deemed the beneficial owner of the 2,453,724 Shares beneficially owned by the Fund.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,453,724
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,453,724

(c)	Neither of Messrs. Cederholm or Freeman has entered into any transactions in the securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of the Fund since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	As of November 25, 2020, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

The Fund has entered into a cash-settled basket equity swap agreement with an unaffiliated third party financial institution as the respective counterparty (the “Basket Swap Agreement”), with Shares of the Issuer making up a portion of the basket, along with shares of other issuers. Additionally, the Fund has entered into certain cash-settled equity swap agreements with several unaffiliated third party financial institutions as the respective counterparties (together with the Basket Swap Agreement, the “Swap Agreements”). In the aggregate, the Swap Agreements held by the Reporting Persons decrease the Reporting Persons’ overall exposure by 32,069 notional Shares, representing less than 1% of the outstanding Shares.

The Swap Agreements provide the Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, the Fund has economic exposure to an aggregate of 2,421,655 Shares, representing approximately 4.1% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

The Fund purchased 10,000,000 Notes from the Issuer’s offering which closed on September 15, 2020. The Notes are senior, unsecured obligations of the Issuer and mature on October 1, 2025, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Notes are convertible at the option of the holder at any time prior to the close of business on the second business day immediately preceding the maturity date. The initial conversion rate of the Notes is 27.2707 Shares of the Issuer, per US$1,000 principal amount of Notes. The conversion rate for the Notes is subject to adjustments upon the occurrence of certain events.

The Fund has sold in the over the counter market American-style put options referencing an aggregate of 850,000 Shares, which have an exercise price of $10.00 per Share and expire on January 15, 2021.

The Fund has purchased in the over the counter market American-style call options referencing an aggregate of 1,300,000 Shares, which have an exercise price of $45.00 per Share and expire on January 15, 2021.

The Fund has sold short in the over the counter market American-style call options referencing an aggregate of 1,300,000 Shares, which have an exercise price of $50.00 per Share and expire on January 15, 2021.

The Fund has sold short in the over the counter market American-style put options referencing an aggregate of 1,300,000 Shares, which have an exercise price of $30.00 per Share and expire on January 15, 2021.

On October 28, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached as Exhibit 99.1 to Amendment No. 5 to the Schedule 13D and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2020

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

/s/ Didric Cederholm
Didric Cederholm

/s/ Jim Freeman
Jim Freeman

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 5 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Lion point CapitaL, lp

(through the Fund)

Sale of Cash-Settled Basket Swap	(116,922)[1]	100.0892[2]	10/29/2020
Sale of Cash-Settled Basket Swap	(37,836)[3]	98.1059[2]	11/02/2020
Sale of Cash-Settled Basket Swap	(78,922)[4]	99.9284[2]	11/03/2020
Sale of Cash-Settled Basket Swap	(87,691)[5]	105.9059[2]	11/05/2020
Sale of Common Stock	(70,448)	39.6623	11/06/2020
Sale of Common Stock	(29,552)	42.1308	11/09/2020
Sale of Common Stock	(100,000)	41.8646	11/09/2020
Sale of Common Stock	(11,409)	39.5125	11/10/2020
Sale of Common Stock	(50,000)	40.1273	11/11/2020
Sale of Common Stock	(50,000)	40.4932	11/11/2020
Sale of Common Stock	(42,508)	39.8756	11/12/2020
Sale of Common Stock	(44,600)	39.3993	11/13/2020
Sale of Common Stock	(12,892)	39.4396	11/16/2020
Sale of Common Stock	(8,300)	39.0359	11/16/2020
Sale of Common Stock	(34,235)	38.6632	11/16/2020
Sale of Common Stock	(38,583)	39.3851	11/17/2020
Sale of Common Stock	(18,882)	39.3851	11/17/2020
Sale of Common Stock	(735,000)	42.0991	11/25/2020
Sale of Common Stock	(850,000)	42.2491	11/25/2020
Purchase of January 2021 Call Option ($30.00 Strike Price)	850,000[6]	13.0500	11/25/2020
Purchase of January 2021 Call Option ($20.00 Strike Price)	750,000[6]	22.4000	11/25/2020

_____________________

1 Represents 200,001 Shares sold short via a custom basket swap entered into with an unaffiliated third party financial institution.

2 Reflects the net price for the total basket of securities, which includes Shares of common stock of the Issuer.

3 Represents 64,720 Shares sold short via a custom basket swap entered into with an unaffiliated third party financial institution.

4 Represents 135,000 Shares sold short via a custom basket swap entered into with an unaffiliated third party financial institution.

5 Represents 150,000 Shares sold short via a custom basket swap entered into with an unaffiliated third party financial institution.

6 Represents a purchase to cover a short position. These call options expire on January 15, 2021.